UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270.17f-2]















REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Equity Long/Short Opportunities Fund:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Equity Long/Short Opportunities Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2018. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2018, and with respect to agreement of security purchases and sales, for the period from December 31, 2017 (the date of our last examination) through March 31, 2018:
1. Confirmation of all investments held by the Fund with the transfer agent or with the underlying fund managers or their representatives;

2.  Reconciliation of all investments to the books and records of the Fund;

3. Agreement of 2 security purchases and 20 security sales since our last report from the books and records of the Fund to subscription or redemption notices or other notices from the underlying fund manager.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that Equity Long/Short Opportunities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Equity Long/Short Opportunities Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 16, 2018



Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Equity Long/Short Opportunities Fund (the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2018, and from December 31, 2017 (the date of last examination) through March 31, 2018.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018, and from December 31, 2017 (the date of last examination) through March 31, 2018, with respect to securities reflected in the investment accounts of the Fund.

Equity Long/Short Opportunities Fund
By:
/s/ Robert DiCarlo
Robert DiCarlo
President, Equity Long/Short Opportunities Fund